Exhibit 4.15

EXECUTION COPY

CONFIDENTIAL

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”), dated as of October 18, 2021 (the “Effective Date”), is entered into by and among Viking Data Centers LLC, a Delaware limited liability company (“Seller”), and BIT Mining Limited, a Cayman Islands exempted company with limited liability (“Purchaser”), and is acknowledged and agreed to by Asgard Data Centers LLC, a Delaware limited liability company (“Company”), DAS Factory, LLC, a Delaware limited liability company (“DAS”), and Viking Real Estate Holdings LLC, a Delaware limited liability company (“Viking Real Estate,” and together with Seller, Company and DAS, collectively, the “Warrantors,” and each a “Warrantor”). Capitalized terms used but not defined herein have the meanings set forth in the Amended and Restated LLC Agreement (as defined below).

RECITALS

A.The parties hereto entered into that certain Membership Interest Purchase Agreement, dated as of September 22, 2021 (the “Prior Purchase Agreement”), in connection with the sale of 51,000 Class A Units of Company by Seller to Purchaser, representing 51% of the outstanding equity interest in Company (the “Prior Purchased Units”).

B.Concurrently with the execution of the Prior Purchase Agreement, Purchaser and Company entered into that certain Crypto Mining Facility and Facilitation Agreement, dated as of September 22, 2021, under which Company leases from Seller a portion a high-performance computing data center focused on crypto mining on a property located at 428 Seiberling Street, Akron, Ohio 44306 (the “Property”) and will have access to, among other things, up to 85 MW of electrical power (together with the purchase and sale transaction under the Prior Purchase Agreement, the “85 MW Transaction”).

C.At the closing of the 85 MW Transaction, Company, Seller and Purchaser entered into that certain of Limited Liability Company Agreement, dated as of September 22, 2021 (the “Original LLC Agreement”).

D.Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, additional 4,000 Class A Units of Company (the “Additional Units”), with Seller retaining 45,000 Class A Units of Company and the parties desire to enter into a series of related transactions so that Company will have access to additional 65 MW of electrical power (collectively, the “65 MW Transaction”).

E.In connection with the 65 MW Transaction, the parties desire to amend and restate the Original LLC Agreement in substantially the form attached hereto as Exhibit C (the “Amended and Restated LLC Agreement”), and enter into a second crypto mining facility and facilitation agreement (the “Second CFFA”) in substantially the form attached hereto as Exhibit F.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, and for the consideration set forth herein, the receipt and sufficiency of which is hereby acknowledged by the parties, Purchaser and Seller hereby agree as follows:

ARTICLE I

DEFINITIONS

In addition to the terms defined elsewhere in this Agreement, the terms below shall have the following meanings.  Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

“Business” shall mean the primary business of the Company which shall be to construct and develop a high-performance computing data center on the Property, and thereafter operate a data center and colocation business at such data center, for the purpose of increasing the profitability of Company and maximizing the value for Seller and Purchaser.

“Completion” with respect to a given amount of Megawatts shall mean that Seller has made available Megawatt Space with exclusive access to a cumulative number of Megawatts at least equal to ninety percent (90%) of the specified number of Megawatts, and the Electrical Testing Inspection has passed with respect thereto.

“Completion Certificate” means a written certification from Seller to Company in the form of Exhibit A attached hereto, whereby Seller certifies the Completion of a given amount of Megawatt Space.

“Contract” means any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Electrical Testing” means, with respect to a Megawatt Space, the testing of all Outlets in such Megawatt Space using commercially available electrical testing equipment that is capable of testing for electrical ratings under the standards of the NEC.

“Electrical Testing Inspection” means the Electrical Testing for an available Megawatt Space pursuant to the inspection procedures set forth in Exhibit B of this Agreement.

“Environmental Law” shall mean any Law or governmental regulation relating to (a) the protection, preservation or restoration of the environment (including, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource); (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, any hazardous substances; or (c) safety issues (including human and occupational safety and health), in each case as amended and as in effect on the date hereof.

“Environmental Permit” shall mean any permit, license, review, certification, approval, registration, consent or other authorization issued pursuant to applicable Environmental Laws.

“Governmental Entity” means any government, governmental department, commission, board, bureau, agency, court or other instrumentality, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, province, county, parish or municipality, jurisdiction or other political subdivision thereof.

“Laws” means all applicable federal, state, provincial, local, or non-U.S. laws, statutes, rules, regulations, ordinances, directives, guidelines, judgments, orders (judicial or administrative), decrees, injunctions and writs of any Governmental Entity or any similar provisions having the force or effect of law.

“Lien” means any charge, claim, community property interest, mortgage, pledge, condition, hypothecation, equitable interest, lien (statutory or otherwise), preference, priority, option, security agreement, easement, encroachment, right of way, covenant, right of first refusal, restriction or other encumbrance of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device).

“Megawatt” means one million watts of electrical power.

“Megawatt Space” means dedicated co-location space at the Property with exclusive access to a specified number of Megawatts.

“NEC” means the most recent edition of the National Electrical Code adopted for the region covering Akron, Ohio.

“Order” means any order, injunction, judgment, decree, ruling, or award of any Governmental Entity or arbitrator.

“Organizational Documents” means (a) the articles or certificate of incorporation or formation and the bylaws of a corporation; (b) the articles or certificate of formation, incorporation or organization and limited liability company agreement, operating agreement, or like agreement of a limited liability company; (c) the partnership agreement and any statement of partnership of a general partnership; (d) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (e) any charter or agreement or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (f) any amendment to or restatement of any of the foregoing.

“Outlet” means an energized 20 amp 240 volt C20 outlet located within a Megawatt Space.

“Penalty Amount” means an amount that is initially equal to Zero Dollars ($0.00) but may be increased from time to time (but not decreased) in accordance with Section 2.1(f).

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or any Governmental Entity.

“Tax” (and, with correlative meaning, “Taxes,” “Taxable” and “Taxing”) means any net or gross income, net or gross receipts, net or gross proceeds, capital gains, capital stock, sales, use, user, leasing, lease, transfer, natural resources, premium, ad valorem, value added, franchise, profits, gaming, license, capital, withholding, payroll or other employment, estimated, goods and services, severance, excise, stamp, fuel, interest equalization, registration, recording, occupation, premium, turnover, personal property (tangible and intangible), real property, unclaimed or abandoned property, alternative or add-on, windfall or excess profits, environmental, social security, disability, unemployment or other tax or customs duties or amount imposed by (or otherwise payable to) any Governmental Entity, or any interest, any penalties, additions to tax or additional amounts assessed, imposed, or otherwise due or payable under applicable Laws with respect to taxes, in each case, whether disputed or not.

“To Warrantors’ knowledge” or “to the knowledge of Warrantors,” or similar words, shall mean the actual knowledge after due inquiry of any member of the executive committee, management or similar governing body of each of the Warrantors.

ARTICLE II

PURCHASE AND SALE OF THE ADDITIONAL UNITS

2.1Purchase and Sale; Installment Payments.

(a)Purchase and Sale; Closing. Pursuant to the terms and conditions of this Agreement, and in reliance on the representations, warranties, agreements and indemnities set forth in this Agreement, at the Closing (as defined below), Seller shall sell to Purchaser, and Purchaser shall purchase from Seller, all right, title and interest to the Additional Units, free and clear of any and all Liens other than Liens that are created by Purchaser. The purchase and sale of the Additional Units shall take place remotely via the exchange of documents and signatures, at 11:59 p.m. New York City time on the Effective Date, or at such other time and place as Seller and Purchaser mutually agree upon, orally or in writing (which time and place are designated as the “Closing”).

(b)Purchase Price; Installment Payments.  On the terms and subject to the conditions set forth herein, the aggregate consideration (the “Purchase Price”) to be paid by Purchaser to Seller for the Additional Units will be (i) cash amounts aggregating Nine Million Seven Hundred Eighty Seven Thousand Four Hundred Ninety-Nine Dollars ($9,787,499) (the “Cash Payments”), which Cash Payments shall be paid by wire transfer of immediately available funds to Seller at the account designated in writing by Seller and (ii) the issuance of 1,219,610 Class A ordinary shares of Purchaser (the “Purchaser Shares”); provided that Purchaser may elect to pay One Million One Hundred Seventy Four Thousand Four Hundred Eighty-Five Dollars ($1,174,485) as additional Cash Payments to Seller in lieu of issuing the Purchaser’s Shares in the event that Purchaser determines, in accordance with the written advice of its outside legal counsel, that the issuance of such Purchaser Shares would cause Purchaser or its affiliates to violate applicable securities laws or breach binding “lock-up” obligations in force as of the Effective Date (which determination and legal advice shall be certified in writing by Purchaser to Seller at the time of such election).  The Purchase Price shall be paid by Purchaser to Seller in the installments described on Exhibit D subject to and upon the satisfaction of the conditions to payment as described on such Exhibit D (each an “Installment” and the date such Installment is due as described on Exhibit D, such Installment’s “Installment Date”).  Notwithstanding the fact that the payment of the Purchase Price shall become due in multiple installments, Seller hereby acknowledges and agrees that full and complete ownership of the Additional Units has been fully transferred to and held by Purchase at the Closing and, following the Closing, Seller has no further right, title or entitlement to any interest in respect of the Additional Units other than the Repurchase Option (as defined below).

(c)Use of Proceeds.  The Cash Payments shall be used exclusively in connection with the development of the Megawatt Space, and the necessary portion of VDC Facility (as defined in the Second CFFA) in support of the development of the Megawatt Space, unless otherwise agreed to in writing by Seller and Purchaser in advance.

(d)Closing Deliveries.

(i)at the Closing, Purchaser shall deliver, or shall cause to be delivered:

(1)$4,818,461 in Cash Payments by wire transfer of immediately available funds to Seller to the account designated in writing by Seller; and

(2)the Amended and Restated LLC Agreement, duly executed by Purchaser.

(ii)at the Closing, Warrantors shall deliver, or shall cause to be delivered:

(1)the Amended and Restated LLC Agreement, duly executed by Seller and Company;

(2)an assignment agreement for the assignment and transfer from Seller to Company of certain assets and equipment, which are as listed under Exhibit A thereto, in substantially the form attached hereto as Exhibit E (the “Seller Assignment”), duly executed by Seller and Company;

(3)the Second CFFA, duly executed by Seller and Company;

(4)the master retail electricity sales agreement agreement for the supply and purchase of a total of 150 Megawatts electrical power in the wholesale market, duly executed by Company and EDF Energy Services, LLC (the “Master Retail Electricity Sales Agreement”); and

(5)the grant deed of the Property by Maxion Wheels Akron LLC, a Delaware limited liability company, as the grantor, in favor of Viking Real Estate, as the grantee, duly recorded with the applicable Governmental Entity (the “Recorded Grant Deed”).

(e)Completion.  Seller agrees and undertakes that it shall use its best efforts to procure the occurrence of (i) the Completion of twenty-five (25) Megawatts on or before February 15, 2022 (the “First Construction Milestone”), (ii) the Completion of sixty-five (65) Megawatts on or before March 31, 2022 (the “Second Construction Milestone,” and together with the First Construction Milestone, collectively the “Construction Milestones” and the date of each Construction Milestone, the “Milestone Date” for such Construction Milestone).  Seller further undertakes that it will deliver a Completion Certificate with respect to each Construction Milestone described in the foregoing sentence on or prior to the Milestone Date.

(f)Penalty Amount.  In the event that a Completion does not occur on or before the applicable Milestone Date specified in Section 2.1(e), then each calendar day until such Completion has occurred, the Penalty Amount will be increased by Three Hundred Dollars ($300.00) for each Megawatt for which Megawatt Space has not been made available and passed its Electrical Testing Inspection; provided, however, that the Penalty Amount shall under no circumstances exceed One Million Three Hundred Thousand Dollars ($1,300,000).  Notwithstanding anything in Section 2.1(b) or Exhibit D to the contrary, in the event that the Penalty Amount is greater than Zero Dollars ($0.00), Purchaser may, by written notice delivered to Seller, reduce the aggregate amount of the Cash Payments payable in one or more future Installments by an amount equal to such Penalty Amount (with such reduction to be allocated among such Installments in the discretion of Purchaser as notified to Seller in writing).  The Warrantors acknowledge and agree that the Warrantors (excluding Company) shall be jointly and severally liable for the Penalty Amount.

(g)Electrical Testing Inspection.  The parties hereto acknowledge and agree that the Electrical Testing Inspection shall be conducted according to the procedures and standards as set forth in Exhibit B hereto.

2.2Repurchase Option.

(a)Repurchase. In addition to any other rights Seller may have hereunder or under applicable law, in the event that Purchaser fails to pay in full any Installment (as may be reduced in accordance with Section 2.1(f)) within twenty-one (21) calendar days of the applicable Installment Date (the “Grace Period”), Seller shall have an irrevocable option (the “Repurchase Option”), for a period of ninety (90) calendar days after the end of the Grace Period (the “Repurchase Period”), to repurchase from Purchaser all Unearned Units (as defined below) at a repurchase price equal to $0.001 per Unearned Unit (the “Option Price”); provided that should Seller fail to deliver the Completion Certificate on or prior to the applicable Milestone Date (i.e., a Construction Milestone does not occur) for any Construction Milestone scheduled to complete on or before any applicable Installment Date, Seller shall not be entitled to exercise the Repurchase Option with respect to any then past-due Installment of payments.

(b)Unearned Units.

(i)Upon the first instance of Purchaser failing to pay in full any Installment within the Grace Period, the number of Unearned Units shall be determined in accordance with the following formula:

Unearned Units  = 4,000 x ( UV / AV )

Where:

“Unearned Units” means the number of Additional Units of Company owned by Purchaser that are then subject to the Repurchase Option, which number (i) shall be rounded down to the nearest whole number and (ii) shall not be less than zero (0).

“UV” means the amount of the Installment Purchaser fails to pay for the first time.

“AV” means the aggregate deemed value of the Purchase Price less the then-current Penalty Amount, which shall initially be $10,961,860.

(ii)Upon any additional instance of Purchaser failing to pay in full any Installment within the Grace Period, the number of Unearned Units shall be determined in accordance with the following formula:

Unearned Units  =4,000 x  ( ( AV - ( C + ( E x EV ) ) ) / AV )

Where:

“Unearned Units” shall have the meaning as stated above.

“C” means the aggregate amount of the Cash Payments actually made by Purchaser to Seller;

“E” means the number of Purchaser Shares actually issued to Seller by Purchaser as part of the Purchase Price;

“EV” means the deemed value of each Purchaser Share, which shall be equal to $0.963; and

“AV” shall have the meaning as stated above.

(c)Exercise of Repurchase Option.  Seller shall be deemed to have exercised the Repurchase Option as of the last day of the Repurchase Period, unless an officer of Seller notifies Purchaser during the Repurchase Period in writing that Seller expressly declines to exercise its Repurchase Option for some or all of the Unearned Units.  Upon exercise of the Repurchase Option, Seller shall pay to Purchaser the aggregate Option Price for the Unearned Units being repurchased by cash or cash equivalents.  Upon exercise of the Repurchase Option and payment of the purchase price in any of the ways described above, Seller shall become the legal and beneficial owner of the Unearned Units being repurchased and all rights and interest therein or related thereto, and Seller shall have the right to transfer to its own name the Unearned Units being repurchased by Seller, without further action by Purchaser.  Upon Seller’s exercise of the Repurchase Option when Purchaser fails to pay in fall the Installment for the second time, Purchaser shall have no obligation to pay any additional Installments of the Purchase Price pursuant to Section 2.1(b).  Notwithstanding any other provisions hereunder, if Purchaser has made the full payment (the “Remedy Payment”) for the unpaid portion of the applicable Installment(s) prior to Seller’s exercise of the Repurchase Option, Seller’s right to exercise such Repurchase Option corresponding to the Remedy Payment shall not be exercised with respect to such previously unpaid portion of Installment(s).

(d)Adjustments to Class A Units. If, from time to time, during the term of the Repurchase Option, there is any change affecting Company’s outstanding Class A Units that is effected without the receipt of consideration by Company (through merger, consolidation, reorganization, reincorporation, distribution in property other than cash, unit split, combination of units, change in corporation structure or other transaction not involving the receipt of consideration by Company), then any and all new, substituted or additional securities or other property to which Purchaser is entitled by reason of Purchaser’s ownership of the Additional Units shall be immediately subject to the Repurchase Option and be included in the term “Additional Units” for all purposes of the Repurchase Option with the same force and effect as the Additional Units presently subject to the Repurchase Option, but only to the extent such Additional Units are, at the time, covered by such Repurchase Option.  While the aggregate Option Price shall remain the same after each such event, the Option Price per Unearned Unit upon exercise of the Repurchase Option shall be appropriately adjusted.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1Representations and Warranties of Warrantors.  Each Warrantor hereby, jointly and severally, represents and warrants to Purchaser, as of the Effective Date, as of the Closing, and as of each Installment Date that, except as set forth in the Disclosure Schedules attached as Exhibit G hereto (the “Disclosure Schedules”), the following representations are true and complete.

(a)Title to Additional Units.

(i)The issued and outstanding membership interests of Company, immediately prior to the Closing, are set forth on Schedule 3.1(a) of the Disclosure Schedules, all of which membership interests are duly authorized, validly issued and fully paid and are held of record, immediately prior to the Closing, by such Persons as set forth on Schedule 3.1(a) of the Disclosure Schedules.

(ii)Seller is the sole legal, record and beneficial owner of, and has good and valid title to, the Additional Units.  The Additional Units are free and clear of any Liens, limitation or restriction except for restrictions on transfer imposed by applicable securities Laws and restrictions set forth in the Amended and Restated LLC Agreement.

(iii)Seller is not a party to any option, warrant, purchase right or other Contract or commitment that requires or permits Seller to purchase, sell, transfer or otherwise dispose of any equity interest of Company, except pursuant to the express terms of the Prior Purchase Agreement, this Agreement and the Amended and Restated LLC Agreement.

(iv)Seller has not pledged, assigned, transferred or otherwise encumbered the Additional Units.

(v)Upon the consummation of the 65 MW Transaction, Purchaser will acquire good, marketable and valid title to the Additional Units, fully paid and nonassessable, free and clear of any Liens (except for restrictions on transfer imposed by applicable securities Laws, restrictions set forth in the Amended and Restated LLC Agreement, or that are created by Purchaser).

(vi)The Additional Units have been duly authorized and validly issued, and were not issued in violation of any Law, Contract binding upon Company or preemptive rights to which any person is or was entitled.

(vii)The Prior Purchased Units and Additional Units constitute fifty-five percent (55%) of the issued and outstanding equity interests in Company.

(b)Organization, Standing and Qualification.  Each Warrantor has been duly organized and is validly existing and is in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite right, power and authority necessary to own and operate its properties, and to carry out its business as presently conducted and as proposed to be conducted.  All governmental approvals, permits, licenses, authorizations, certifications, registrations, and filings which are required to be obtained or made by any Warrantor under applicable Laws in connection with the due and proper establishment of each Warrantor are not in default, and are in full force and effect.  Seller or Company does not need any permit for crypto-mining operations in the State of Ohio.  There are no application noise restrictions in Summit County, Ohio.  The Warrantor is duly qualified to transact business and is in good standing in each jurisdiction in which the nature of its business or the location of its assets requires it to be so qualified.

(c)Authority; Binding Obligation.  The Warrantor has the requisite power and authority to enter into and deliver this Agreement and to carry out its obligations hereunder and to consummate the 65 MW Transaction.  This Agreement has been or prior to delivery will be duly executed and delivered by the Warrantor and, assuming due authorization, execution and delivery by Purchaser and any other party thereto, constitutes a legal, valid and binding obligation of the Warrantor, enforceable against the Warrantor, in accordance with its terms, subject to (i) the application of bankruptcy, receivership, conservatorship, reorganization, insolvency and similar Laws affecting creditors’ rights generally and (ii) equitable principles being applied at the discretion of a court before which any proceeding may be brought ((i) and (ii), together, the “Enforcement Qualifications”).

(d)Consents and Approvals.  No consent, approval, easement relocations or abandonments, authorization, filing or registration is required to be made or obtained by any Warrantor in connection with the execution and delivery of this Agreement by the Warrantor, nor for the consummation by the Warrantor of the 65 MW Transaction (i) from any Governmental Entity under the requirements of any applicable Law or (ii) under the terms of any Organizational Documents of the Warrantor, in each case which has not been made or obtained.

(e)No Violation.  The execution and delivery by the Warrantor of this Agreement and the consummation of the 65 MW Transaction do not and will not (i) result in any violation of any Organizational Documents of such Warrantor or (ii) conflict with or violate any Law, rule, regulation, Order, writ, judgment, injunction, decree, determination, award, agreement, contract or obligation applicable to such Warrantor, or by which the Additional Units are bound.

(f)Insolvency.  The Warrantor has not (i) made a general assignment for the benefit of creditors; (ii) filed any voluntary petition in bankruptcy or suffered the filing of an involuntary petition by its creditors; (iii) suffered the appointment of a receiver to take possession of all or substantially all of its assets; or (iv) suffered the attachment or other judicial seizure of all, or substantially all, of its assets.

(g)No Litigation.  There are no legal proceedings pending or, to the knowledge of Warrantors, threatened that (a) relate to or affect the Additional Units or (b) challenge or seek to prevent, enjoin or otherwise delay the ability of the Warrantor to enter into this Agreement or the other closing documents deliverable by such Warrantor or consummate the transactions contemplated hereby or thereby.  To the knowledge of Warrantors, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such proceeding.

(h)No Undisclosed Liability.  Except as otherwise disclosed to Purchaser in writing, the Warrantor has no other liability or obligation, absolute or contingent (individually or in the aggregate).

(i)Title to Property and Assets; Condition and Sufficiency of Assets.

(i)Each Warrantor has good and valid title to, or a valid leasehold interest in, all property (including intellectual property and real property) and assets (the “Assets”) owned or leased by it as of the date of this Agreement.

(ii)The Assets are free and clear of all Liens, except for statutory liens for the payment of current taxes that are not yet delinquent.  With respect to the Property, except as set forth in Section 3.1(i) of the Disclosure Schedules, Viking Real Estate is the sole registered legal and beneficial owner of the Property and any building erected on the land, free and clear of any Liens.  To the knowledge of the Warrantors, all structures, improvements and appurtenances on the Property lie wholly within the boundaries of such Property and do not encroach upon the property of, or otherwise conflict with the property rights of, any adjoining property owner.  To the knowledge of the Warrantors, all buildings, plants, structures and improvements on the Property, and appurtenances thereto, and the roof, walls and other structural components which are part thereof, and the heating, air conditioning, plumbing and other mechanical facilities thereof, are in good condition and repair in all respects for their intended use (reasonable wear and tear excepted) and without structural defects.  With respect to the Assets the Warrantor leases, such Warrantor is in compliance with such leases and such leasehold interest is enforceable against such Warrantor and the lessors, and is free of any Liens other than those of the lessors of such Assets.  With respect to the tangible personal property included in the Assets, including the furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property, such Assets are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, and none of such furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

(iii)The Assets are sufficient for the continued conduct of the Business after the Closing in the manner as contemplated and agreed by the Warrantors and Purchaser and constitute all of the rights, property and assets, tangible and intangible, of any nature whatsoever, necessary to operate and conduct the Business.

(j)Infringement, Misappropriation and Claims.  No Warrantor has violated, infringed or misappropriated any intellectual property of any other Person, nor has any Warrantor received any written notice alleging any of the foregoing.  (a) To the knowledge of the Warrantors, no Person has violated, infringed or misappropriated any intellectual properties of any Warrantor and (b) no Warrantor has given any written notice to any other Person alleging any of the foregoing.  No Person has challenged the ownership or use of any intellectual properties by a Warrantor, orally or in writing.  No Warrantor has agreed to indemnify any Person for any infringement, violation or misappropriation of any intellectual property by such Person.

(k)Insurance.  Each Warrantor has procured and maintained, in full force and effect, the insurance policies concerning such casualties as would be reasonable and customary for companies like the Warrantor, with extended coverage, sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed.

(l)Securities Laws.  Neither Seller nor anyone acting on Seller’s behalf has offered the Additional Units to the public or engaged in any general solicitation or general advertising with respect to the offer and sale of the Additional Units.

(m)Compliance with Laws.  Each of the Warrantors has been in material compliance with applicable Laws, and none of the Warrantors have received any written notices of any violation with respect to such Laws, except for violations that are immaterial, have been cured or are no longer being asserted.  To the Warrantors’ knowledge, no event has occurred, and no condition or circumstance exists, that will (with or without notice or lapse of time) constitute or result in a violation by a Warrantor of, or a failure on the part of a Warrantor to comply with, any Law that has not been resolved or cured.  Upon the Completion of each Construction Milestone, the Megawatt Space will comply with any and all applicable local, state and federal laws, regulations, industrial requirements and norms.  The substance of the 65 MW Transaction with Purchaser will be protected by local, state, and federal laws and regulations in all aspects.  No certificate of occupancy is required for any construction or development on the Property as contemplated in connection with the 85 MW Transaction and the 65 MW Transaction.

(n)Material Contracts.  All material contracts for the Business and the consummation of the transactions contemplated hereby and thereby to which any Warrantor is a party are listed in Schedule 3.1(n) of the Disclosure Schedules (each, a “Material Contract”).  Each Material Contract is a valid, binding and enforceable agreement of the parties thereto, subject to the Enforcement Qualifications, the performance of which does not violate any applicable Laws, and is in full force and effect, has been duly authorized and executed and the terms thereof have been complied with by the relevant Warrantor (and no Warrantor is in default of the performance, observance or fulfilment of any of its obligations, covenants or conditions contained in such Material Contract) and, to the best knowledge of each Warrantor, by all the other parties thereto.  To the knowledge of each Warrantor, there are no circumstances likely to give rise to any breach of such terms, there are no grounds for rescission, avoidance or repudiation of any of the Material Contracts, no notices of violation, default, termination or intention to terminate (whether or not such notice is in writing) have been received in respect of any Material Contract, and to the knowledge of each Warrantor, no counterparty to any Material Contract has indicated any intention to terminate any such contract prior to the expiration of its term.

(o)Environmental Matters.  Except as otherwise disclosed under Schedule 3.1(o) of the Disclosure Schedules, the Warrantor is in material compliance with all applicable Environmental Laws.  No Warrantor has received any written notices, demand letters or requests for information from any Governmental Entity indicating that such Warrantor is or may be in violation of, or be liable under, any Environmental Law, and no Warrantor is subject to any pending or, to Warrantors’ Knowledge, threatened action or investigation by any Governmental Entity under any Environmental Law.  Except as otherwise disclosed under Schedule 3.1(o) hereto, to the Warrantors’ knowledge, no current or prior owner of any property leased or controlled by a Warrantor has received any written notice from a Governmental Entity during the past six years that alleges that such current or prior owner or the Warrantor is materially violating any Environmental Law.  The Warrantor are in compliance in all material respects with, and have no material liability under, any provisions of leases relating in any way to any Environmental Laws or to the use, management or release of hazardous substances under such leases.  All Environmental Permits, if any, required to be obtained by the Warrantor under any Environmental Law in connection with its operation as it is currently being conducted, including those relating to the management of hazardous substances, have been obtained by the Warrantor, are in full force and effect, and the Warrantor is in material compliance with the terms thereof.  The Warrantor has not disposed of or released any hazardous substances on, in or under any real property that would reasonably be expected to require remediation under Environmental Laws.

(p)Disclosure.  The Warrantor has made available to Purchaser all the information reasonable available to the Warrantor that Purchaser has requested for deciding whether to acquire the Additional Units, including certain of the Warrantor’s projections describing its proposed business plan (the “Business Plan”).  No representation or warranty of the Warrantor contained in this Agreement and the exhibits hereto, and no certificate furnished or to be furnished to Purchaser at the Closing, contains any untrue statement of a material fact or, to the Warrantors’ knowledge, omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made. The Business Plan was prepared in good faith; however, the Warrantor does not warrant that it will achieve any results projected in the Business Plan. It is understood that this representation is qualified by the fact that the Warrantor has not delivered to Purchaser, and has not been requested to deliver, a private placement or similar memorandum or any written disclosure of the types of information customarily furnished to purchasers of securities.

(q)Foreign Corrupt Practices Act.  Neither the Warrantor nor any of its directors, officers, employees or agents have, directly or indirectly, made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)), foreign political party or official thereof or candidate for foreign political office for the purpose of (i) influencing any official act or decision of such official, party or candidate, (ii) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign governmental authority, or (iii) securing any improper advantage, in the case of (i), (ii) and (iii) above in order to assist any Warrantor in obtaining or retaining business for or with, or directing business to, any Person. Neither the Warrantor nor any of its directors, officers, employees or agents have made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any law, rule or regulation.  Neither the Warrantor, nor to the Warrantors’ knowledge, any of its officers, directors or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA or any other anti-corruption law.

(r)Critical Technology.  Company does not produce, design, test, manufacture, fabricate, or develop one or more “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof, and has no current intention of engaging in such activities in the future.

(s)Operation.  DAS and Seller’s operation on the VDC Facility (as defined in the Second CFFA) and the Property (including creating any Liens on the VDC Facility or the Property) will not result in or cause any adverse effect or impact on Company’s Business or its operation of the Megawatt Space.

3.2Representations and Warranties of Purchaser.  Purchaser hereby represents and warrants to Seller, as of the Effective Date, as of the Closing, and as of each Installment Date as follows:

(a)Organization and Existence.  Purchaser has been duly organized and validly existing and is in good standing under the Laws of the Cayman Islands and has all requisite right, power and authority necessary to own, lease and operate all of its property and to carry on its business as it is now being carried on.

(b)Authority; Binding Obligation of Purchaser.  Purchaser has all requisite power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the 65 MW Transaction.  This Agreement has been duly authorized, executed and delivered by Purchaser and, assuming due authorization, execution and delivery by Seller and any other party thereto, this Agreement shall constitute a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms, subject to the Enforcement Qualifications.

(c)Consents and Approvals.  No consent, approval or authorization of any non-governmental third party, and no consent, approval, authorization or declaration of, or filing or registration with, any Governmental Entity, is required to be made or obtained by Purchaser in connection with the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the 65 MW Transaction.

(d)No Violation.  The execution and delivery by Purchaser of this Agreement and the consummation of the 65 MW Transaction do not and will not (i) result in any violation of any Organizational Documents of Purchaser, (ii) result in any breach or default under any contract or permit to which Purchaser is a party or by which the assets or properties of Purchaser are subject (or result in the imposition of any Liens, charges, encumbrances, pledges, covenants, conditions, restrictions, and adverse claims or rights upon any of such assets or properties), or (iii) conflict with or violate any Law, rule, regulation, Order, writ, judgment, injunction, decree, determination, award, agreement, contract or obligation applicable to Purchaser or by which any of the assets or properties of Purchaser are bound.

(e)Investment Intent.  Purchaser is aware of Company’s financial condition and has acquired sufficient information about Company to reach an informed and knowledgeable decision to acquire the Additional Units.  Purchaser is purchasing the Additional Units for investment for its own account only and not with a view to, or for resale in connection with, any “distribution” thereof within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).  Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third party with respect to any of the Additional Units.  Purchaser understands that the Additional Units have not been registered under the Securities Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Purchaser’s investment intent as expressed herein. Purchaser understands that the Additional Units are “restricted securities” under applicable U.S. federal and state securities Laws and that, pursuant to these Laws, Purchaser must hold the Additional Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or unless an exemption from such registration and qualification requirements is available.  Purchaser acknowledges that Company has no obligation to register or qualify the Additional Units for resale.  Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Additional Units, and requirements relating to Company which are outside of Purchaser’s control, and which Company is under no obligation and may not be able to satisfy.

(f)Due Diligence. Purchaser (i) has had an opportunity to ask questions of, and receive answers from, Seller regarding Company and the Property and the business, properties, prospects, and financial condition thereof, which questions were answered to its satisfaction, (ii) believes it has been furnished with such financial, legal, technical, personnel and operating data, and other information, as

Purchaser reasonably requested and (iii) understands that any business plans prepared on behalf of Company have been, and continue to be, subject to change and that any projections included in such business plans or otherwise are necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the projections will not materialize or will vary significantly from actual results, but were prepared in good faith. Purchaser acknowledges that it has made its own independent examination, investigation, analysis, and evaluation of Company and the Property, including Purchaser’s own estimate of the value of Company. Purchaser acknowledges that it has undertaken such due diligence (including a review of the assets, liabilities, books, records, and contracts of Company) as Purchaser deems adequate, including that described above.

(g)Independent Tax Advice.  Purchaser has consulted any Tax consultants Purchaser deems advisable in connection with the purchase of the Additional Units, and Purchaser is not relying on Seller or Company for any Tax advice.

(h)Accredited Investor.  Purchaser is an “accredited investor” within the meaning of Regulation D, Rule 501(a), or otherwise qualifies under the “safe harbor” provisions of Rule 506 of Regulation D for the private offering exemption available under Section 4(a)(2) of the Securities Act, as promulgated by the Securities and Exchange Commission.

ARTICLE IV

OTHER COVENANTS

4.1DAS, Seller and Company shall, jointly and severally, have obligations to, and shall procure each other to undertake the obligations to, construct, refurbish and otherwise improve the Megawatt Space and procure the readiness and fitness of the Megawatt Space for the installation, testing and operation of the equipment, machinery, server, system and other facilities (the “Facilities”) necessary for the operation of the Business.

4.2DAS, Seller and Company shall, jointly and severally, and shall procure each other to, maintain the Megawatt Space and all the Facilities therein in good conditions so that the Megawatt Space and the Facilities are suitable for the operation of the Business in accordance with applicable Laws and industrial standards in respect of such Business.

4.3The Warrantors shall, jointly and severally, procure the Completion of the Megawatts pursuant to Section 2.1(e) of this Agreement and the delivery of such Megawatts to the Megawatt Space.

4.4To the extent that any permits, licenses, approvals, authorizations and any similar issued by a relevant Governmental Authority (“Licenses”) are necessary for the due and proper operation of the Business, but have not been obtained by the Closing, the Warrantors covenant to obtain all such Licenses and maintain the same in full force and effect so long as Company operates such Business.

4.5Without prejudice to and in addition to such other obligations of the Warrantors as provided under this Agreement, the Warrantors shall maintain all the other parts of the Property other than the Megawatt Space in proper condition so that the use of the Megawatt Space for the purpose of the Business will not be adversely affected.

4.6The parties intend to treat the 65 MW Transaction, for federal and state income tax purposes, as a purchase of partnership interests.  The parties shall cause Company to make an immediate election pursuant to Section 754 of the Internal Revenue Code.

4.7DAS, Seller and Viking Real Estate covenant that appropriate remediation of the environmental matters identified with respect to the Property will occur in accordance with the EPA-compliant environmental operations and maintenance plan as attached as Exhibit H hereto.

4.8CFIUS Covenant.  In the event that the Committee on Foreign Investment in the United States (“CFIUS”) requests or requires a filing, Purchaser and the Warrantors shall respectively use reasonable best efforts to: (A) provide as promptly as practicable to each other’s counsel and to CFIUS any additional or supplemental information and documentary material as may be necessary, proper, or advisable in connection with preparation and submission of the filing and thereafter to complete the filing and obtain approval or equivalent clearance from CFIUS in respect of the transactions contemplated hereunder (“CFIUS Clearance”); (B) permit the other party to review reasonably in advance any communication (subject to mutually acceptable appropriate redactions to maintain confidentiality of business information) proposed to be given by it to CFIUS, and consult with each other in advance of any meeting or conference with CFIUS, and, to the extent permitted by CFIUS, give the other party reasonable opportunity to attend and participate in any such meeting or conference; and (C) keep each other timely apprised of the status of any communications with, and any inquiries or requests for additional information or documentary material from, CFIUS, in each case (A)-(C), to the extent permitted by applicable law and subject to customary and mutually acceptable confidentiality practices and all applicable privileges (including the attorney-client privilege). Notwithstanding the previous sentence, Purchaser shall have no obligation to take or accept any action, condition, or restriction as a condition of CFIUS Clearance.

4.9Right of First Negotiation.  During the period commencing on the date of Closing and ending on the date that is three (3) years after the date of Closing (the “ROFN Period”), if Seller determines to lease, license, or otherwise dispose of any additional Megawatt Space within the VDC Facility, including, but not limited to, through the sale of any additional equity interest of Company that confers the exclusive access to such Megawatt Space (each a “Covered Transaction”), Seller shall not, directly or indirectly through an Affiliate, enter into negotiations or consummate any transaction relating in any way to a Covered Transaction with any Person other than Purchaser except in compliance with the terms and conditions of this Section 4.9.  Seller shall notify Purchaser in writing (the “Seller Notification”) of the availability of any such additional Megawatt Space within the VDC Facility (“Additional Megawatt Space”) and, within five (5) business days after the receipt of the Seller Notification, Purchaser shall notify Seller of its desire to engage in negotiations with Seller regarding a potential Covered Transaction regarding the Additional Megawatt Space (the “Purchaser Notification”).  Seller shall engage in exclusive good faith negotiations with Purchaser to reach agreement on the terms and conditions for a Covered Transaction regarding the Additional Megawatt Space for a period of twenty (20) business days after receipt of the Purchaser Notification (the “Negotiation Period”), which shall subject to extension as agreed upon by Seller and Purchaser.  If the parties are not able to reach an agreement during the Negotiation Period or the Purchaser does not send a Purchaser Notification, then Seller may enter into negotiations with any third party regarding a Covered Transaction for the Additional Megawatt Space specifically described in the Seller Notification; provided that such Covered Transaction with any third party shall be in compliance with the relevant terms in the Amended and Restated LLC Agreement.  For clarity, for any other additional Megawatt Space not described in the Seller Notification or becoming available after the Negotiation Period, Seller shall not enter into negotiations or consummate any transaction relating in any way to a Covered Transaction with any third party regarding such additional Megawatt Space unless it complies with this Section 4.9 again.

ARTICLE V

GENERAL PROVISIONS

5.1Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Warrantors contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of Purchaser or the Warrantors. The Warrantors hereby acknowledge that, regardless of any investigation made (or not made) by or on behalf of Purchaser, and regardless of the results of any such investigation, Purchaser has entered into this Agreement and the transactions contemplated hereby in express reliance upon the representations and warranties of the Warrantors contained in or made pursuant to this Agreement. The rights of Purchaser to any recovery or remedy arising out of or in connection with this Agreement shall not be impacted or limited by any knowledge that Purchaser may have acquired, or could have acquired, whether before or after the date hereof or the Closing, nor by any investigation or diligence by such Purchaser.

5.2Indemnification.

(a)Each of the Warrantors hereby agrees and undertakes to jointly with the other Warrantors and severally indemnify, defend and hold harmless Purchaser and its affiliates and their respective officers, duly authorized representatives, directors, duly engaged agents, employees and partners (each, an “Indemnified Party”) from and against any and all losses, damages, liabilities, claims, diminution in the value of Company, the business of Company or the Indemnified Party’s investment in Company, proceedings, costs, expenses (including but not limited to the fees, disbursements and other charges of counsel incurred by any Indemnified Party in any action between any Warrantor and any Indemnified Party, or any action which is between any Indemnified Party and any third party and is related to any Warrantor, in connection with any investigation or evaluation of a claim or otherwise), penalties and interest (collectively, the “Losses”) resulting directly or indirectly from or arising directly or indirectly out of any breach by any Warrantor of any of the Warrantors’ representations and warranties or other representations, covenants or agreements in this Agreement or any other documents for the 65 MW Transaction, or default by any Warrantor of any documents or agreements in connection with the Liens on the Property or the underlying loan documents in connection therewith.

(b)The obligations of each of the Warrantors (except for Company) under this Section 5.2 shall not be reduced, offset, eliminated or subject to contribution by reason of any action or inaction by Company prior to the Closing and the closing of the 85 MW Transaction that contributed to any inaccuracy or breach giving rise to such obligation, it being understood and agreed that the Warrantors (except for Company), and not Company, shall be responsible for the applicable indemnity obligations under Section 5.2(a).  Each of the Warrantors (except for Company) agrees that such party will not seek, nor will any Warrantors (except for Company) be entitled to, reimbursement or contribution from, subrogation to, or indemnification by Company, under its Organizational Documents, this Agreement, applicable Laws or otherwise, in respect of any amounts due from the Warrantors (except for Company) to any Indemnified Party under this Section 5.2 or otherwise in connection with this Agreement.  Each of the Warrantors (except for Company) further agrees not to make any claims against any directors and officers insurance policy maintained or to be maintained by or for the benefit of Company in respect of amounts due by the Warrantors (except for Company) to any Indemnified Party under this Section 5.2 or otherwise in connection with this Agreement.

5.3Further Assurances; Cooperation.  Following the Closing, subject to the terms and conditions of this Agreement, the parties hereto will use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws to consummate the 65 MW Transaction, including but not limited to the following:

(a)Seller shall keep Purchaser promptly apprised of any material developments regarding Company’s execution of Company’s strategy to obtain 65 Megawatts of electric power at an annual average unit price of no greater than $0.038/KWH, including through Seller’s prompt delivery to

Purchaser of copies of (i) the power company’s recommendations as to 65 Megawatts of electrical power to be delivered to Seller and (ii) the detailed load study with respect to Seller’s power needs;

(b)as soon as possible after the Closing, but in no event later than the occurrence of the First Construction Milestone, Seller and Company will obtain or cause to be obtained necessary insurance policies with coverage and terms reasonably acceptable to Purchaser; and

(c)as soon as possible after the Closing, but in no event later than the occurrence of the First Construction Milestone, DAS, Seller, and Company will prepare and implement a set of work safety compliance policies consistent with applicable Laws and relevant industrial and safety standards.

5.4Severability.  Should any provision or portion of this Agreement be held unenforceable or invalid for any reason, the remaining provisions and portions of this Agreement shall be unaffected by such holding.

5.5Governing Law.  This Agreement shall be construed in accordance with, and governed by, the internal Laws of the State of New York applicable to contracts entered into herein, without regard to conflicts of laws principles.

5.6Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement, including the formation, interpretation, breach or termination thereof, including whether the claims asserted are arbitrable, will be referred to and finally determined by arbitration in accordance with the JAMS International Arbitration Rules. The place of arbitration will be Akron, Ohio, the United States. The language to be used in the arbitral proceedings will be English. Judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

5.7Expenses.  Except as otherwise provided in this Agreement, each party shall pay its own costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants incurred in connection with this Agreement and the 65 MW Transaction.

5.8Amendment; Waiver.  This Agreement may not be amended or modified except by an instrument in writing signed by Seller and Purchaser.  No failure on the part of any party hereto to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof.

5.9Entire Agreement; Headings.  This Agreement, the Second CFFA, and the Amended and Restated LLC Agreement constitute the entire agreement among the parties hereto relating to the 65 MW Transaction and supersede all prior agreements and understandings, both written and oral, with respect to the subject matter hereof.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

5.10Notices.  Any notice or other communication required or permitted to be given to any of the parties to this Agreement shall be in writing and shall be deemed to have been duly given (i) if personally delivered, upon delivery, (ii) if sent by facsimile or e-mail (with confirmation of transmission) during normal business hours of the recipient on a business day, when sent (or, if not sent on a business day or after normal business hours of the recipient, on the next business day), (iii) if sent by a nationally recognized overnight courier service, on the date of delivery to such service, or (iv) if sent by mail (certified or registered), on the date on which the piece of mail containing such communication is posted, in each case addressed as set forth below.  Any notice delivered pursuant to this Agreement shall be deemed to be received, and the time to respond to such notice shall commence to run, on the date of actual delivery at the appropriate addresses (or attempted delivery if delivery is refused during normal business hours on a business day).

If to Seller, to:	Viking Data Centers LLC
121 Wilbur Drive NE
North Canton, NE 44720

with a copy to:	Margaret N. Rosenfeld
Partner
K&L Gates LLP
599 Lexington Avenue
New York, NY 10022

Tel: +1 (212) 536 4826
E-mail: Margaret.Rosenfeld@klgates.com

If to Purchaser:	Bo Yu
Director
BIT Mining Limited
Units 813 & 815, Level 8, Core F, Cyberport 3, 100
Cyberport Road, Hong Kong

Tel: +1 (346) 204 8537
Email: yub@btc.com

with a copy to:	Henry Yin
Partner
Cooley LLP
China World Office 2, Suite 1808, No. 1 Jianguomenwai Avenue, Beijing, 100004

Tel: +86 10 85400699
E-mail: henry.yin@cooley.com

5.11Binding Effect; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, executors, administrators, successors and permitted assigns.  Nothing in this Agreement shall create any third-party beneficiary rights in any Person not a party to this Agreement.  No assignment of this Agreement or of any rights or obligations hereunder may be made by any party without the prior written consent of the other parties; provided, however, that such assignment shall not release the assigning party from its obligations, agreements and liabilities hereunder and the assignee shall in writing to be bound by, and shall assume, all of the assigning party’s obligations, agreements, covenants, indemnities, representations and warranties hereunder; provided further that Purchaser may assign this Agreement to one of its Affiliates without such prior written consent and upon such assignment, Purchaser shall have no obligations whatsoever hereunder.  Any attempted assignment without the required consent shall be void ab initio.

5.12Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  For purposes hereof, a signature page in .pdf format has the same force and effect as an original.  A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties hereby have entered into this Membership Interest Purchase Agreement on the date first above written.

SELLER:

Viking Data Centers LLC a
Delaware corporation

By:	/s/ Soffia Gudrun Wathne
Name:	Soffia Gudrun Wathne
Title:	Authorized Signatory

PURCHASER:

BIT Mining Limited
a Cayman Islands exempted company with limited liability

By:	/s/ Bo Yu
Name:	Bo Yu
Title:	Director

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the parties hereby have entered into this Membership Interest Purchase Agreement on the date first above written.

Warrantors:

Asgard Data Centers LLC
a Delaware corporation

By:	/s/ David Stanfill
Name:	David Stanfill
Title:	President and Chief Executive Officer

DAS Factory, LLC
a Delaware corporation

By:	/s/ David Stanfill
Name:	David Stanfill
Title:	Authorized Signatory

Viking Real Estate Holdings LLC
a Delaware corporation

By:	/s/ David Stanfill
Name:	David Stanfill
Title:	Authorized Signatory

[Signature Page to Membership Interest Purchase Agreement]

EXHIBIT A

Form of Completion Certificate

COMPLETION CERTIFICATE

[Date]

Pursuant to Section 2.1(e) of that certain Membership Interest Purchase Agreement, dated as of September [22], by and among Viking Data Centers LLC (“Seller”), BIT Mining Limited, and other parties thereto (the “Agreement”), I, the duly elected and acting __________ of Seller, hereby certify in such capacity on behalf of Seller, and not in my individual capacity, as follows:

1.Seller has made available Megawatt Space with respect to a cumulative number of Megawatts equal to [insert number of Megawatts] (the “Delivered Megawatt Space”) as of the date of this Completion Certificate;

2.The Delivered Megawatt Space is available as of the date of this Completion Certificate for use by crypto-mining equipment that is installed or could be installed in the data center located on the Property.

3.The Electrical Testing Inspection has been completed and passed with respect to the Delivered Megawatt Space.

4.The completed Facilities and Megawatt Space are fully in accordance with the Mine Design Scheme and Power Design.

Capitalized terms used and not defined in this Certificate shall have the meanings given to such terms in the Agreement.

IN WITNESS WHEREOF, Seller has caused this certificate to be executed on its behalf by its ______________, as of the date first set forth above.

VIKING DATA CENTERS LLC

By:
Name:
Title:

EXHIBIT B

Electrical Testing Inspection

1.	Completion Inspection and Completion Notice

1.1When Seller has reasonably determined that a Megawatt Space is ready for the Electrical Testing Inspection, Seller shall deliver a Completion Certificate with respect to each Completion described in Section 2.1(e) of this Agreement to Purchaser.  In addition to such other rights of Purchaser as provided under this Agreement, Purchaser shall have right to conduct an Electrical Testing Inspection (the “Completion Inspection”) after the receipt of the Completion Certificate; provided, however, that such Completion Inspection with respect to each Completion shall take place no later than five (5) calendar days after receipt of the Completion Certificate by Purchaser with regard to such Completion.

1.2The Completion Inspection with respect to each Completion shall be deemed to have passed if (i) there are such number of Outlets in the Megawatt Space operating with a continuous capacity of no less than 3840 watts that is calculated by dividing: (A) the number of Megawatts that shall be delivered upon such Completion pursuant to Section 2.1(e) of this Agreement, by (B) 3840 watts, (ii) all installations covered by the NEC and any parts of such installations have been completed and comply in all respects with relevant rules and applicable standards of the NEC, (iii) all transformers, wires, circuits, cables, Outlets, breakers, conductors, switches, conduit bodies and other electrical devices in the Megawatt Space have been installed in compliance with all applicable standards of the NEC in all respects and are operating and functioning in proper order, (iv) all precautionary and protective measures necessary for the safety of the Megawatt Space and the Facilities have been taken and completed in compliance with all applicable standards of the NEC in all respects, and (v) the Completion of the Megawatt Space and the Facilities are in accordance with the 65 MW Mine Design Scheme and the 65 MW Power Design in all material respects so long as the immaterial deviations from and inconsistency with the 65 MW Mine Design Scheme and the 65 MW Power Design do not adversely affect the full capacity and optimal operation of the Megawatt Space.

1.3In the event that the Completion Inspection with respect to a Completion has passed, Purchaser shall deliver a written notice (the “Completion Notice”) to Seller; provided that, in the event the Completion Inspection passes and Purchaser issues the Completion Notice with respect to such Completion, the Completion shall be deemed to have occurred on the date of the Completion Certificate so that no Penalty Amount shall accrue under Section 2.1(f) of this Agreement with respect to such Completion; provided further that, in the event that the Completion Inspection fails, the Penalty Amount under Section 2.1(f) of this Agreement shall be deemed to have started to accrue on the date immediately after the applicable Milestone Date.

2.	Compliance Inspection and Compliance Notice

2.1During the period between (a) the Effective Date and the First Construction Milestone Date or (b) two Construction Milestone Dates, Purchaser shall have the right to visit and conduct additional Electrical Testing Inspection (the “Compliance Inspection”) with respect to the Megawatt Space and the Facilities at its discretion during regular working hours on reasonable prior notice to Seller (the “Purchaser Inspection Notice”); provided, however, that such Compliance Inspection shall take place no later than five (5) calendar days after delivery of the Purchaser Inspection Notice.

2.2The Compliance Inspection shall be deemed to have passed if (i) there are such number of Outlets in the Megawatt Space operating with a continuous capacity of no less than 3840 watts that is calculated by dividing: (A) the number of Megawatts that Seller truthfully and honestly claims to have been completed prior to such inspection date, by (B) 3840 watts, (ii) all installations covered by the NEC and any parts of such installations have been completed and comply in all respects with relevant rules and applicable standards of the NEC, (iii) all transformers, wires, circuits, cables, Outlets, breakers, conductors, switches, conduit bodies and other electrical devices in the Megawatt Space have been installed in compliance with all applicable standards of the NEC in all respects and are operating and functioning in proper order, (iv) all precautionary and protective measures necessary for the safety of the Megawatt Space and the Facilities have been taken and completed in compliance with all applicable standards of the NEC in all respects, and (v) the Megawatt Space and the Facilities are constructed in accordance with the 65 MW Mine Design Scheme and the 65 MW Power Design in all material respects so long as the immaterial deviations from and inconsistency with the 65 MW Mine Design Scheme and the 65 MW Power Design do not adversely affect the full capacity and optimal operation of the Megawatt Space.

2.3In the event that the Compliance Inspection has passed, Purchaser shall deliver a written notice (the “Compliance Notice”) to the Seller.

3.	Inspection Methods

3.1Purchaser may by itself or may engage a third party to conduct any Electrical Testing Inspection.  Purchaser and Seller may attend an Electrical Testing Inspection either in person or via a virtual meeting link.

EXHIBIT C

Amended and Restated LLC Agreement

EXHIBIT D

Purchase Price Installments

The Purchase Price shall be paid in the following Installments and on the following Installment Dates:

1.On the Closing, Purchaser shall make a Cash Payment to Seller in the amount of Four Million Eight Hundred Eighteen Thousand Four Hundred Sixty-One Dollars ($4,818,461) on condition that Purchaser receives each and every closing deliverable listed under Section 2.1(d)(ii), including, but not limited to, the Master Retail Electricity Sales Agreement and the Recorded Grant Deed;

2.On November 15, 2021, Purchaser shall make a Cash Payment to Seller in an amount equal to Three Million Eleven Thousand Five Hundred Thirty-Eight Dollars ($3,011,538);

3.On or before the later of (i) February 15, 2022 and (ii) seven (7) calendar days after Purchaser delivers a Completion Notice (after Seller’s delivery of a Completion Certificate and the Completion Inspection has passed to the satisfaction of Seller and Purchaser) with respect to twenty-five (25) Megawatts, Purchaser shall make a Cash Payment to Seller in an amount equal to Seven Hundred Fifty Two Thousand Eight Hundred Eighty-Five Dollars ($752,885);

4.On or before the later of (i) March 31, 2022 and (ii) seven (7) calendar days after Purchaser delivers a Completion Notice (after Seller’s delivery of a Completion Certificate and the Completion Inspection has passed to the satisfaction of Seller and Purchaser) with respect to sixty-five (65) Megawatts, Purchaser shall (x) make a Cash Payment to Seller in an amount equal to One Million Two Hundred Four Thousand Six Hundred Fifteen Dollars ($1,204,615) and (y) issue to Seller the Purchaser Shares pursuant to a Securities Purchase Agreement in the form of Exhibit I attached hereto; provided, however, that Purchaser may, at its sole discretion, elect to pay One Million One Hundred Seventy Four Thousand Four Hundred Eighty-Five Dollars ($1,174,485) as additional Cash Payments to Seller, in lieu of issuing the Purchaser Shares.

EXHIBIT E

Seller Assignment

EXHIBIT F

Second CFFA

EXHIBIT G

DISCLOSURE SCHEDULE

This Disclosure Schedule is dated as of October 18, 2021, and is made and given pursuant to Section 3.1 of the Membership Interest Purchase Agreement, dated as of October 18, 2021 (the “Agreement”), by and among Viking Data Centers LLC (the “Seller”) BIT Mining Limited (“Purchaser”), and other parties thereto. All capitalized terms used but not defined herein shall have the meanings as defined in the Agreement, unless otherwise provided. The section numbers below correspond to the section numbers of the representations and warranties in the Agreement; provided, however, that any information disclosed herein under any section number shall be deemed to be disclosed and incorporated into any other section number under the Agreement where such disclosure would be appropriate and such appropriateness is reasonably apparent from the face of such disclosure. Nothing in this Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in the Agreement or to create any covenant. Inclusion of any item in this Disclosure Schedule (1) does not represent a determination that such item is material or establish a standard of materiality, (2) does not represent a determination that such item did not arise in the ordinary course of business, (3) does not represent a determination that the transactions contemplated by the Agreement require the consent of third parties, and (4) shall not constitute, or be deemed to be, an admission to any third party concerning such item. This Disclosure Schedule includes brief descriptions or summaries of certain agreements and instruments, copies of which are available upon reasonable request. Such descriptions do not purport to be comprehensive and are qualified in their entirety by reference to the text of the documents described, copies of which have been made available to Purchaser or its counsel.

Schedule 3.1(a)

Equity Structure

Unitholder Name and Address	Capital Contribution	Class A Units
BIT Mining Limited Units 813 & 815, Level 8, Core F, Cyberport 3, 100 Cyberport Road Hong Kong	$51.00	51,000
Viking Data Centers LLC 121 Wilbur Drive NE North Canton, OH 44720	$49.00	49,000
Total	$100.00	100,000

Schedule 3.1(i)

Title to Property and Assets; Condition and Sufficiency of Assets

Viking Real Estate completed the purchase of the Property on September 28, 2021. In connection with the purchase, Viking Real Estate borrowed $2,130,754.79 from Alignment Engine Inc., an Affiliate of Viking Real Estate (the “Loan”) and entered into a mortgage on the Property.

Schedule 3.1(k)

Insurance

The purchase of the Property occurred on September 28, 2021.  The Warrantors have obtained appropriate insurance on the Property, as well as other insurance policies applicable to the Business.  Such policies that the Warrantors obtained include:

•	Construction insurance;
•	General liability insurance;
•	Commercial property insurance;
•	Workers Compensation insurance;
•	Directors’ and Officers’ Liability insurance;
•	Errors and Omissions insurance; and
•	Cyber liability insurance.

Copies of the certificate of insurance for the above mentioned insurance policies will be made available to Purchaser.

Schedule 3.1(n)

Material Contracts

•	Seller Assignment;
•	Agreement for Purchase and Sale of Real Estate, by and among Maxion Wheels Akron, LLC and DAS, with respect to the Property;
•	Purchase Orders from Seller to Solomon Transformers, LLC;
•	Consulting agreement with CSD Energy;
•	Promissory Note and Mortgage related to the Loan;
•	Master Retail Electricity Sales Agreement; and
•	Assignment and Assumption Agreement among Viking Real Estate, DAS, and Maxion Wheels Akron LLC, dated September 27, 2021.

Schedule 3.1(o)

Environmental Matters

As previously disclosed to Purchaser, certain past environmental matters have been identified with respect to the Property. Appropriate remediation of such matters will occur in accordance with an EPA-compliant environmental operations and maintenance plan.

EXHIBIT H

EPA-Compliant Environmental Operations and Maintenance Plan

EXHIBIT I

Securities Purchase Agreement